UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: June 5, 2012

By:	/s/ Jeffrey David McGhie
Name:	Jeffrey David McGhie
Title:	General Counsel

Altimo Claims Telenor and Weather II Violated VimpelCom Bye-laws

Amsterdam (June 5, 2012) - VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), a leading global provider of telecommunications services, announces that one of its three largest shareholders, Altimo, is claiming that Telenor and Weather II, the Company’s two other major shareholders, violated VimpelCom’s bye-laws in connection with Telenor’s February 15, 2012 purchase of 234 million preferred shares from Weather II and the agreements entered into between Telenor and Weather II in connection therewith (the “Preferred Share Transactions”).

Altimo sent a letter to the Company in which Altimo claims that Telenor and Weather II violated the provisions contained in Section 16 of the Company’s bye-laws by not commencing a mandatory tender offer (“MTO”) as a result of the Preferred Share Transactions. Altimo asserts that Telenor and Weather II formed a “group” owning more than a 50% voting interest in VimpelCom as a result of the Preferred Share Transactions and that Weather II cannot be considered a “Nominating Shareholder” under Section 16 of the Company’s bye-laws for purposes of the exemption to the MTO requirements. However, Altimo states that it appreciates that it is not presently possible for the Company’s Supervisory Board to require Telenor and Weather II to launch an MTO due to the position taken to date by the Russian Federal Anti-Monopoly Service.

Altimo has requested that the Company take immediate steps to investigate this matter and consider all available options to ensure that the situation caused by the alleged on-going breach of Section 16 of the Company’s bye-laws is resolved. Altimo urges the Supervisory Board to consider all possible means to ensure that the alleged control of the Company will not be exercised in a manner which fails to protect the rights of minority shareholders. Altimo further requests that the Supervisory Board utilize its powers under Section 16.3 of the Company’s bye-laws to continue to preserve the status quo at the Supervisory Board level until such time as this matter is fully addressed.

The allegations made by Altimo will be presented to the Company’s Nominating and Corporate Governance Committee, consisting of the three directors unaffiliated with each of Altimo, Telenor and Weather II, which is expected to assess these allegations and make recommendations to the Supervisory Board as to what, if any, action the Company should then take.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to, among other things, VimpelCom’s possible actions with respect to the allegations made by Altimo. These forward-looking statements are based on management’s best assessment of the Company’s legal position and current circumstances. VimpelCom’s possible actions could differ materially as a result of, among other things, its further investigation into the allegations and the views of the other shareholders involved as well as actions that may be taken by Altimo or the other shareholders involved and/or the Company or Russian regulatory agencies in the Bermuda courts or elsewhere and there can be no assurance that any such actions will not have an adverse impact on VimpelCom due to, among other things, a further deterioration in the relations between our major shareholders. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2012 VimpelCom had 209 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman Investor_Relations@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Bobby Leach Tel: +31 20 79 77 200 (Amsterdam)